SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004
                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                RYANAIR - $240M INVESTMENT IN NEW LIVERPOOL BASE

                      9 NEW EUROPEAN ROUTES FROM LIVERPOOL
                      TO FRANCE - IRELAND - ITALY - SPAIN

Ryanair, Europe's No.1 low fares airline, today (Monday, 22nd November 2004) announced it's 12th European base at Liverpool's John Lennon Airport with an investment of $240M in 4 new Boeing 737-800 series aircraft and 9 NEW European routes from Liverpool to:

NEW ROUTES:

BARCELONA (REUS)               LIMOGES                  PISA
CORK                           MURCIA                   SHANNON
GRANADA                        NIMES                    VENICE

CURRENT ROUTES:

BARCELONA (GIRONA)             DUBLIN        MILAN      ROME

Ryanair, which began services at Liverpool in 1988, already operates 14 daily international flights from Liverpool to Barcelona (Girona), Dublin, Milan and Rome. Over the next 12 months Ryanair will carry 1.4M passengers to/from Liverpool, saving consumers over EUR30M on high fares charged by Easyjet. This new base announcement and massive increase in routes, destinations and passenger numbers is also good news for the local economy too, because it will create and sustain over 1000 new jobs in the Liverpool area.

Also today, Ryanair announced new daily routes from Blackpool to Barcelona and Pisa to Barcelona. Ryanair already operates two successful routes from Blackpool to Dublin and London Stansted, and 5 daily routes from Pisa to Brussels, Glasgow, Hamburg, Frankfurt Hahn and London Stansted.

Announcing Ryanair's 12th European base in Liverpool today, Ryanair's CEO Michael O'Leary said:

        "Consumers from Merseyside using Liverpool's John Lennon Airport now have a real low fares airline offering fares that are almost half the price of Easyjet, serving 13 destinations throughout Europe and delivering unbeatable punctuality, and that's Ryanair."

        "Our message to Easyjet is simple - You can't match Ryanair's low fares and you can't match Ryanair's punctuality and customer service either."

        "These new routes from Liverpool, with fares from an incredible GBP2.99 (excl. taxes)are available for booking right now, at www.ryanair.com, Europe's biggest travel website."

Neil Pakey, Managing Director of Liverpool John Lennon Airport commented:

        "Ryanair's committment is a clear' coming of age' for Liverpool John Lennon Airport bringing an additional 1 million passengers through the Airport next year. Liverpool is clearly seen by the airline industry as a gateway airport for the North of England and in particular for the low cost airline market. Ryanair's decision to base four aircraft here will bring significant benefits for the North West including around 1000 jobs being created in the region's economy."

        "In addition, Liverpool's Capital of Culture status is further enhanced as more Europeans will be able to visit Merseyside via convenient direct flights and importantly with low fares."

                                    RYANAIR              EASYJET

PUNCTUALITY *                         85%                  79%
AVERAGE FARE**                        EUR40                  EUR62

*SOURCE - OFFICIAL CAA STATS FOR APR-JUN 04. ** ANNUAL PUBLISHED ACCOUNTS

FROM LIVERPOOL TO:

    ROUTE          FREQUENCY         START DATE         LOWEST FARE
                                                         (ex taxes)

BARCELONA (REUS)  1 X DAILY          31 MAR 05              GBP7.99
CORK              1X DAILY           26 APRIL 05            GBP2.99
GRANADA           1 X DAILY          26 APRIL 05           GBP12.99
LIMOGES           3 X WEEKLY         19 APRIL 05            GBP4.99
MURCIA            1 X DAILY          31 MAR 05             GBP17.99
NIMES             4 X WEEKLY         20 APRIL 05            GBP4.99
PISA              1 X DAILY          19 APRIL 05           GBP12.99
SHANNON           1 X DAILY           3 MAY 05              GBP2.99
VENICE            1 X DAILY          26 APRIL 05            GBP4.99

Ends:                              Monday, 22nd November 2004


For further information:

Paul Fitzsimmons - Ryanair         Pat Walsh - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980300

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 November 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director